Bennett J. Yankowitz

Of Counsel

Yankowitz@SMCounsel.com

(424) 256-8560

November 5, 2024

Securities and Exchange Commission

Washington, D.C. 20549

Re:	JE Pitzner Holding ApS —Comment Letter dated September 23, 2024

Ladies and Gentlemen:

This letter responds to the comments made to Johannes Ejnar Pitzner, chief executive officer of JE Pitzner Holding ApS (the “Company”) in your letter of September 23, 2024 regarding the Company’s Schedule 13D filed with the Commission on June 5, 2024 (the “13D”). The numbered paragraphs below correspond to the numbered comments in your letter.

1. The delay in filing the 13D was inadvertent and due to the Company’s unfamiliarity with the requirements of the U.S. securities laws.

2. We have amended the disclosure in Item 2 of the 13D as requested.

3. We have amended the disclosure in Item 4 of the 13D as requested

The Company is filing an Amendment No.1 to the 13D concurrently with this letter.

Please let me know if you have any additional questions.

Sincerely,

/s/ Bennett J. Yankowitz
Bennett J. Yankowitz

280 S. Beverly Dr., Suite 505 ● Beverly Hills, California 90212

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